AIkido Pharma Inc.

One Rockefeller Plaza
11th Floor
New York, New York, 10020

April 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AIkido Pharma Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-248072)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of AIkido Pharma Inc. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-248072) (the “Registration Statement”), because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Robert Charron, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Anthony Hayes
Anthony Hayes
Chief Executive Officer